O'Melveny & Myers LLP	T: +1 213 430 6000	File Number:
400 South Hope Street	F: +1 213 430 6407
18th Floor	omm.com	John-Paul Motley
Los Angeles, CA 90071-2899		D: +1 213 430 6100
jpmotley@omm.com

July 12, 2017

VIA EDGAR

Lyn Shenk
Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Malibu Boats, Inc.
Form 10-K for Fiscal Year Ended June 30, 2016
Filed September 9, 2016
File No. 001-36290

Dear Lyn Shenk:

On behalf of Malibu Boats, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 28, 2017, regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended June 30, 2016, as filed with the Commission on September 9, 2016 (the “Form 10-K”).

For the Staff’s convenience, we have reproduced below the comments from the Staff in italics, in each case followed by our corresponding response. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Form 10-K.
GAAP Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA, page 53

1.
Please revise your disclosure to include a discussion of investors’ use of this measure. Your current disclosure discusses management’s use, but does not specifically identify how this measure is useful to investors. Refer to the guidance in Item 10(e)(1)(i)(C) of Regulation S‑K.

Response:
In response to the Staff’s comment, the Company will revise its disclosure in future filings to discuss investors’ use of Adjusted EBITDA. As a result, the Company’s disclosure will be revised to include the language below, or similar variations thereof.

“Management believes adjusted EBITDA and adjusted EBITDA margin allow investors to evaluate the company’s operating performance and compare our results of operations from period to period on a consistent basis by excluding items that management does not believe are indicative of the company’s core operating performance. Management uses Adjusted EBITDA to assist in highlighting trends in the company’s operating results without regard to the company’s financing methods, capital structure and non-recurring or non-operating expenses.”

Adjusted Fully Distributed Net Income, page 55

2.
Please revise your reconciliation of Adjusted Fully Distributed Net Income per share of Class A Common Stock to include a numerical reconciliation of actual outstanding Class A common stock and the number of shares of Class A common stock used in this calculation. Specifically, we note you have included footnote 12 to this calculation that discusses the types of adjustments in the calculation of Class A shares used in computing this non-GAAP measure, but you have not included the actual numbers related to each type of adjustment. Please also provide a reconciliation on a per-share basis of GAAP EPS to this non-GAAP EPS measure. Refer to Question 102.05 of the Compliance and Disclosure Interpretations issued May 17, 2016.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to include a numerical reconciliation of actual outstanding Class A Common Stock and the number of Shares of Class A Common Stock outstanding used in computing Adjusted Fully Distributed Net Income and provide a reconciliation on a per-share basis of GAAP EPS to this non-GAAP EPS measure. As a result, the Company’s disclosure will include the language and reconciliations as provided in Exhibit A, or similar variations thereof.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (213) 430-6100 or jpmotley@omm.com with any questions or comments regarding this letter.

Sincerely,

/s/ John-Paul Motley

John-Paul Motley of O’Melveny & Myers LLP

cc:	Wayne R. Wilson, Malibu Boats, Inc.

Exhibit A 1
The following table shows the reconciliation of the numerator and denominator for net income available to Class A Common Stock per share to Adjusted Fully Distributed Net Income per Share of Class A Common Stock for the periods presented (in thousands except share and per share data):

June 30,
	2017	2016	2015
Reconciliation of numerator for net income available to Class A Common Stock per share to Adjusted Fully Distributed Net Income per Share of Class A Common Stock:
Net income attributable to Malibu Boats, Inc. shareholders	$x,xxx	$x,xxx	$x,xxx
Provision for income taxes	xxx	xxx	xxx
Professional fees and Nautique litigation settlement[1]	xxx	xxx	xxx
Marine Power litigation judgment[2]	xxx	xxx	xxx
Acquisition and integration related expenses[3]	xxx	xxx	xxx
Fair value adjustment for interest rate swap[4]	xxx	xxx	xxx
Stock based compensation expense[5]	xxx	xxx	xxx
Offering related expenses[6]	xxx	xxx	xxx
Engine development[7]	xxx	xxx	xxx
Net income attributable to noncontrolling interest in LLC[8]	xxx	xxx	xxx
Fully distributed income before income taxes	xxxx	xxxx	xxxx
Income tax expense on fully distributed income before income taxes9	xxx	xxx	xxx
Adjusted Fully Distributed Net Income	$x,xxx	$x,xxx	$x,xxx

Reconciliation of denominator for net income available to Class A Common Stock per share to Adjusted Fully Distributed Net Income per Share of Class A Common Stock:

Weighted average shares outstanding of Class A Common Stock used for basic net income per share:	xx,xxx,xxx	xx,xxx,xxx	xx,xxx,xxx
Adjustments to weighted average shares of Class A Common Stock:
Weighted-average LLC units held by non-controlling unit holders[10]	xxx,xxx	xxx,xxx	xxx,xxx
Weighted-average unvested restricted stock awards held by management[11]	xxx,xxx	xxx,xxx	xxx,xxx
Adjusted weighted average shares of Class A Common Stock outstanding used in computing Adjusted Fully Distributed Net Income per Share of Class A Common Stock:	xx,xxx,xxx	xx,xxx,xxx	xx,xxx,xxx
1 The example of the numerical reconciliation does not necessarily include all adjustments the Company may include to determine its Adjusted Fully Distributed Net Income per Share of Class A Common Stock.

The following table shows the reconciliation of net income available to Class A Common Stock per share to Adjusted Fully Distributed Net Income per Share of Class A Common Stock for the periods presented (in thousands except share and per share data):

June 30,
	2017	2016	2015
Net income per share attributable to Malibu Boats, Inc. shareholders	$x.xx	$x.xx	$x.xx
Impact of adjustments:
Provision for income taxes	x.xx	x.xx	x.xx
Professional fees and litigation settlement[1]	x.xx	x.xx	x.xx
Marine Power litigation judgment[2]	x.xx	x.xx	x.xx
Acquisition and integration related expenses[3]	x.xx	x.xx	x.xx
Fair value adjustment for interest rate swap[4]	x.xx	x.xx	x.xx
Stock based compensation expense[5]	x.xx	x.xx	x.xx
Offering related expenses[6]	x.xx	x.xx	x.xx
Engine development[7]
Net income attributable to noncontrolling interest in LLC[8]	x.xx	x.xx	x.xx
Fully distributed income before income taxes	x.xx	x.xx	x.xx
Impact of income tax expense on fully distributed income before income taxes[9]	x.xx	x.xx	x.xx
Impact of increased share count[12]	x.xx	x.xx	x.xx
Adjusted Fully Distributed Net Income per Share of Class A Common Stock	$x.xx	$x.xx	$x.xx

(1)
Represents legal and advisory fees related to our refinancing activities and legal expenses associated with our litigation with Nautique and Mastercraft, offset by the portion of the $2.3 million settlement received from Nautique for past infringement claims under the Nautique Settlement Agreement entered into on February 6, 2015. For more information about legal proceedings, refer to Note x of our consolidated financial statements included elsewhere in this Annual Report.

(2)
Represents a one-time charge related to a judgment rendered against us in connection with a lawsuit by Marine Power, a former engine supplier, on August 18, 2016 and the subsequent reduction of that one-time charge when the court amended the judgment to $1.9 million. For more information, see Note x to our consolidated financial statements included elsewhere in this Annual Report.

(3)
Represents legal and advisory fees, as well as integration related costs, incurred in connection with our acquisition activities, including our acquisition of Malibu Boats Pty. Ltd., completed on October 23, 2014 and our acquisition of Cobalt Boats, LLC, completed on July 6, 2017.

(4)	Represents the change in the fair value of our interest rate swap entered into on July 1, 2015.

(5)
Represents equity-based incentives awarded to certain of our employees under the Malibu Boats, Inc. Long-Term Incentive Plan and profit interests issued under the previously existing limited liability company agreement of the LLC. See Note x to our audited consolidated financial statements included elsewhere in this Annual Report.

(6)	Includes legal and advisory costs incurred in connection with our equity offerings and equity tender offer completed in fiscal year 2015.

(7)	Represents costs incurred in connection with our vertical integration of engines including product development costs and supplier transition performance incentives.

(8)	Reflects the elimination of the non-controlling interest in the LLC as if all LLC members had fully exchanged their LLC Units for shares of Class A Common Stock.

(9)
Reflects income tax expense at an estimated normalized annual effective income tax rate of 35.5% for each of fiscal years 2017, 2016 and 2015, assuming the conversion of all LLC Units into shares of Class A Common Stock and the tax impact of excluding offering related expenses. The estimated normalized annual effective income tax rate is based on the federal statutory rate plus a blended state rate adjusted for deductions under Section 199 of the Internal Revenue Code of 1986, as amended, and foreign income taxes attributable to our Australian based subsidiary.

(10)	Represents the weighted average shares outstanding of LLC Units held by non-controlling interests assuming they were exchanged into Class A Common Stock on a one-for-one basis.

(11)
Represents the weighted average unvested restricted stock awards included in outstanding shares during the applicable period that were convertible into Class A Common Stock and granted to members of management.

(12)
Reflects impact of increased share counts assuming the exchange of all weighted average shares outstanding of LLC Units into shares of Class A Common Stock and the conversion of all weighted average unvested restricted stock awards included in outstanding shares granted to members of management.